Filed Pursuant to Rule 433

Registration No. 333-134553

FX Basket-Linked Note
(“EM High Yield Digital Plus Basket”)	Final Terms and Conditions

January 25, 2007

100% Principal-Protected	Contact: +1 (212) 526 5641

Lehman Brothers Holdings Inc. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus dated May 30, 2006, the prospectus supplement dated May 30, 2006 for its Medium Term Notes, Series I, and other documents Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus for complete details. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term. Alternatively, Lehman Brothers Inc. or any other dealer participating in the offering will arrange to send you the prospectus, prospectus supplement and final pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative, such other dealer or 1-888-603-5847.

Summary Description

This note allows an investor to hold a long position in the Brazilian Real (BRL), Hungarian Forint (HUF), Indonesian Rupiah (IDR), Indian Rupee (INR), Mexican Peso (MXN) and Turkish Lira (TRY) and a short position in the U.S. Dollar (USD) via a single basket consisting of these long and short currencies (with the long currencies having a positive weighting in the basket and the short currencies having a negative weighting in the basket). If the Basket Value, which is linked to the performance of the long currencies vs. the USD, is greater than or equal to zero but less than 0.12 on the Valuation Date (that is, the Basket Value has increased by up to 12%), the investor will receive a single payment at maturity equal to the principal amount of the notes plus an additional return of 14% multiplied by that principal amount. If the Basket Value is greater than or equal to 0.12 on the Valuation Date (that is, the Basket Value has increased by 12% or more), the investor will receive a single payment at maturity equal to the principal amount of the notes plus an additional return equal to the principal amount of the notes multiplied by 14% plus 150% (the Leverage) times the amount by which the Basket Value exceeds 0.12 (that is, the appreciation in the Basket Value above 12%). If the Basket Value on the Valuation Date is less than zero, then the investor will receive at maturity only the principal amount of the notes, with no additional return. The notes do not bear interest and are 100% principal protected if held to maturity.

Issuer	Lehman Brothers Holdings Inc. (A1, A+, A+)

Issue Size	USD 7,000,000

Issue Price	100%

Principal Protection	100%

Trade Date	January 25, 2007

Issue Date	January 31, 2007

Valuation Date

January 25, 2008; provided that, upon the occurrence of a Disruption Event with respect to a Reference Currency, the Valuation Date for the affected Reference Currency may be postponed (as described in “Disruption Events” below).

Maturity Date	January 31, 2008

Reference Currencies	Brazilian Real (BRL), Hungarian Forint (HUF), Indonesian Rupiah (IDR), Indian Rupee (INR), Mexican Peso (MXN), and Turkish Lira (TRY)

Reference Exchange Rates	The spot exchange rates for each of the Reference Currencies quoted against the U.S. dollar expressed as number of units of the Reference Currency per USD 1.

Leverage	150%

Redemption Amount	A single U.S. dollar payment on the Maturity Date equal to the principal amount of each note plus the Additional Amount, if any

Additional Amount	A single U.S. dollar amount equal to the principal amount of each note multiplied by:

	0.0%		if the Basket Value is less than 0;

	14%		if the Basket Value is greater than or equal to 0 but less than 0.12; or

	14% + (Leverage * {Basket Value — 0.12}), expressed as a percentage		if the Basket Value is greater than or equal to 0.12.

Basket Value	The sum of the following quotients in respect of the USD and each Reference Currency:

	Initial Currency Amount
	Settlement Rate

Initial Currency Amount	The Initial Currency Amount for the USD and each Reference Currency is as set forth below:

	Reference Currency	Initial Currency Rate	Weighting	Initial Currency Amoun
	BRL	2.1281	30%	0.6384
	HUF	196.22	20%	39.2440
	IDR	9080	20%	1816.00
	INR	44.24	10%	4.42
	MXN	10.9645	15%	1.6447
	TRY	1.4180	5%	0.0709
	USD	1	-100%	-1.0000

	Where Initial Currency Amount = Weighting * Initial Currency Rate

The Initial Currency Rate for each Reference Currency is the Reference Exchange Rate for that Reference Currency determined by the Calculation Agent on the Trade Date in accordance with the Settlement Rate Option. The Initial Currency Rate for the USD is 1.

Settlement Rate

For each Reference Currency, the Reference Exchange Rate on the Valuation Date, determined in accordance with the Settlement Rate Option (subject to the occurrence of a Disruption Event). The Settlement Rate for the USD shall be 1.

Settlement Rate Option and Valuation Business Day	Reference Currency	Screen Reference		Valuation Business Day
	BRL	BRFR		Brazilia, Rio de Janiero or Sao Paulo

	IDR	ABSIRFIX01		Jakarta

	INR	RBIB		Mumbai

	MXN	USDMXNFIX=		Mexico City

	HUF	The HUF/EUR fixing rate on ECB37 divided by the USD/EUR fixing rate on ECB37	TARGET
	TRY	The TRY/EUR fixing rate on ECB37 divided by the USD/EUR fixing rate on ECB37	TARGET

For further information concerning the Settlement Rate Option and Valuation Business Day, see “Description of the Notes—Currency-Indexed Notes” in, and Appendix A to, the prospectus supplement dated May 30, 2006 for the issuer’s Medium Term Notes, Series I.

Business Day	New York

Business Day Convention	Following

Disruption Events	If a Disruption Event relating to one or more Reference Currencies is in effect on the scheduled Valuation Date, the Calculation Agent will calculate the Basket Value using:

• for each Reference Currency that did not suffer a Disruption Event on the scheduled Valuation Date, the Settlement Rate on the scheduled Valuation Date, and

•  for each Reference Currency that did suffer a Disruption Event on the scheduled Valuation Date, the Settlement Rate on the immediately succeeding scheduled Valuation Business Day for such Reference Currency on which no Disruption Event occurs or is continuing with respect to such Reference Currency;

provided however that if a Disruption Event has occurred or is continuing with respect to a Reference Currency on each of the three scheduled Valuation Business Days following the scheduled Valuation Date, then (a) such third scheduled Valuation Business Day shall be deemed the Valuation Date for the affected Reference Currency; and (b) the Calculation Agent will determine the Settlement Rate for the affected Reference Currency on such day in accordance with “Fallback Rate Observation Methodology” (as defined under “Description of the Notes—Currency-Indexed Notes” in the prospectus supplement dated May 30, 2006, for the issuer’s Medium Term Notes, Series I).

A “Disruption Event” means any of the following events with respect to a Reference Currency, as determined in good faith by the Calculation Agent:

(A)

the occurrence and/or existence of an event on any day that has the effect of preventing or making impossible (x) the conversion of the Reference Currency into USD through customary legal channels; or (y) the delivery of USD from accounts inside the Reference Currency Jurisdiction for that Reference Currency to accounts outside that Reference Currency Jurisdiction;

	(B)	the occurrence of any event causing the Reference Exchange Rate for the Reference Currency to be split into dual or multiple currency exchange rates; or

(C)

the Settlement Rate being unavailable for the Reference Currency, or the occurrence of an event (i) in the Reference Currency Jurisdiction for that Reference Currency that materially disrupts the market for the Reference Currency or (ii) that generally makes it impossible to obtain the Settlement Rate for the Reference Currency, on the Valuation Date.

For purposes of the above, “scheduled Valuation Business Day” means a day that is or, in the judgment of the Calculation Agent, should have been, a Valuation Business Day for the affected Reference Currency.

Calculation Agent	Lehman Brothers Inc.

Underwriter	Lehman Brothers Inc.

Identifier	ISIN:		US52517PS513

	CUSIP:		52517PS51

Settlement System	DTC

Denominations	USD 1,000 and whole multiples of USD 1,000

Issue Type	US MTN

United States Federal Income Tax Treatment

It is expected that the notes will be treated as short-term debt securities as described under “United States Federal Income Tax Consequences—Debt Securities—Short-Term Debt Securities” in the prospectus dated May 30, 2006.  The notes could also be subject to special rules relating to foreign currency that could affect the character of the amount received at maturity and the gain or loss realized upon the sale or disposition of the notes. No statutory, judicial or administrative authority directly addresses the treatment of such notes or instruments similar thereto for U.S. federal income tax purposes, and no ruling will be requested from the Internal Revenue Service with respect to the notes. As a result, certain aspects of the U.S. federal income tax consequences of an investment in such notes are uncertain. Any differing treatment could affect the amount, timing, and character of income with respect to the notes.

It is not clear to what extent holders required to accrue discount will be required to accrue income with respect to the notes or the extent to which any gain realized by holders on the sale, exchange or maturity of the notes would be treated as capital gain or ordinary income. Gain realized by a holder who has held the notes during their entire term to maturity is likely to be treated as ordinary income. Any loss realized by such holder upon maturity would likely be treated as capital loss, except possibly to the extent of amounts, if any, previously included in income.

Holders should consult their tax advisors regarding the proper treatment of amounts paid in respect of the notes, including the application of special foreign currency rules and rules governing short-term debt securities.

Historical Exchange Rates

The following charts show the spot exchange rates for each Reference Currency at the end of each week in the period from the week ending January 18, 2004 through the week ending January 21, 2007 using historical data obtained from Reuters; neither Lehman Brothers Inc. nor Lehman Brothers Holdings Inc. makes any representation or warranty as to the accuracy or completeness of this data.  The spot exchange rates are expressed as the amount of U.S. dollars per Reference Currency to show the appreciation or depreciation, as the case may be, of the Reference Currency against the U.S. dollar. The spot exchange rates used to calculate the Basket Value are expressed as the amount of Reference Currency per U.S. dollar, which are the inverse of the spot exchange rates presented in the following charts.  The historical data on each Reference Currency is not necessarily indicative of the future performance of the Reference Currencies, the Basket Value or what the value of the notes may be. Fluctuations in exchange rates make it difficult to predict whether the Additional Amount will be payable at maturity, or what that Additional Amount, if any, may be.  Historical exchange rate fluctuations may be greater or lesser than those experienced by the holders of the notes.

Hypothetical Historical Basket Value

The following chart shows the hypothetical Basket Value based on the hypothetical composite performance of the Reference Currencies using weekly data for the Reference Currencies obtained from Reuters; neither Lehman Brothers Inc. nor Lehman Brothers Holdings Inc. makes any representation or warranty as to the accuracy or completeness of this data.  The Basket Value was indexed to a level of 0.0 on the Trade Date based upon the Initial Currency Rates determined on the Trade Date.  The composite value of the Reference Currencies on any prior day was obtained by using the calculation of the Basket Value described above. Spot exchange rates used in this determination are expressed as the number of units of Reference Currency per U.S. dollar.

Hypothetical Redemption Amount Payment Examples

The following payment examples for this note shows scenarios for the Redemption Amount payable at maturity of the notes, including scenarios under which an Additional Amount will or will not be payable, based on the Initial Currency Rates for the Reference Currencies (which were determined on the Trade Date) and hypothetical values for the Settlement Rates (which are determined on the Valuation Date) and the resulting Basket Value.  The Settlement Rate values for the Reference Currencies have been chosen arbitrarily for the purpose of these examples, are not associated with Lehman Brothers Research forecasts for any Reference Currency/USD exchange rates and should not be taken as indicative of the future performance of any Reference Currency/USD exchange rate.

Example 1: BRL, HUF, IDR, INR, MXN and TRY each appreciate relative to their Initial Currency Rates, resulting in a Basket Value of 0.2022, which is greater than 0.12, and therefore an Additional Amount of 26.3%, and a Redemption Amount of 126.3%, times the principal amount of the notes.

Reference Currency	Initial Currency Rate (on Trade Date)	Weighting	Initial Currency Amount	Settlement Rate (on Valuation Date)	Initial Currency Amount Divided by Settlement Rate
BRL	2.1281	30%	0.6384	1.7450	0.3659
HUF	196.220	20%	39.2440	162.863	0.2410
IDR	9080.00	20%	1816.00	7718.00	0.2353
INR	44.24	10%	4.4240	37.60	0.1177
MXN	10.9645	15%	1.6447	8.9909	0.1829
TRY	1.4180	5%	0.0709	1.1911	0.0595
USD	1.0000	-100%	-1.0000	1.0000	-1.0000

		Basket Value =			0.2022
		Leverage =			150%
		Additional Amount = 14% + (150% * [0.2022-0.12]) =			26.3%
		Redemption Amount =			126.3%

Example 2: BRL, HUF, IDR, INR, MXN and TRY each appreciate relative to their Initial Currency Rates, resulting in a Basket Value of 0.0557, which is greater than zero but less than 0.12, and therefore an Additional Amount of 14.0%, and a Redemption Amount of 114%, times the principal amount of the notes.

Reference Currency	Initial Currency Rate (on Trade Date)	Weighting	Initial Currency Amount	Settlement Rate (on Valuation Date)	Initial Currency Amount Divided by Settlement Rate
BRL	2.1281	30%	0.6384	1.9791	0.3226
HUF	196.22	20%	39.2440	186.409	0.2105
IDR	9080	20%	1816.00	8807.60	0.2062
INR	44.24	10%	4.4240	42.47	0.1042
MXN	10.9645	15%	1.6447	10.4163	0.1579
TRY	1.4180	5%	0.0709	1.3046	0.0544
USD	1	-100%	-1.0000	1.0000	-1.0000

		Basket Value =			0.0557
		Additional Amount =			14.0%
		Redemption Amount =			114.0%

Example 3: BRL, HUF, IDR, INR, MXN and TRY each depreciate relative to their Initial Currency Rates, resulting in a Basket Value of -0.0834 and, because the Basket Value is less than 0, an Additional Amount of zero and a Redemption Amount of 100% (the return of principal invested, with no additional return).

Reference Currency	Initial Currency Rate (on Trade Date)	Weighting	Initial Currency Amount	Settlement Rate (on Valuation Date)	Initial Currency Amount Divided by Settlement Rate
BRL	2.1281	30%	0.6384	2.2345	0.2857
HUF	196.220	20%	39.2440	215.842	0.1818
IDR	9080.00	20%	1816.00	10351.20	0.1754
INR	44.24	10%	4.4240	49.11	0.0901
MXN	10.9645	15%	1.6447	12.0610	0.1364
TRY	1.4180	5%	0.0709	1.5031	0.0472
USD	1.0000	-100%	-1.0000	1.0000	-1.0000

		Basket Value =			-0.0834
		Redemption Amount =			100.0%

Example 4:  BRL, HUF, and IDR, appreciate relative to their Initial Reference Currency Rates while INR, MXN and TRY depreciate relative to their Initial Currency Rates, resulting in a Basket Value of 0.1116, which is greater than zero but less than 0.12, and therefore an Additional Amount of 14.0%, and a Redemption Amount of 114%, times the principal amount of the notes.

Reference Currency	Initial Currency Rate (on Trade Date)	Weighting	Initial Currency Amount	Settlement Rate (on Valuation Date)	Initial Currency Am Divided by Settlement
BRL	2.1281	30%	0.6384	1.8089	0.3529
HUF	196.220	20%	39.2440	166.787	0.2353
IDR	9080.00	20%	1816.00	7718.00	0.2353
INR	44.24	10%	4.4240	45.57	0.0971
MXN	10.9645	15%	1.6447	11.5127	0.1429
TRY	1.4180	5%	0.0709	1.4747 0.0481
USD	1.0000	-100%	-1.0000	1.0000	-1.0000

			Basket Value =		0.1116
			Additional Amount =		14.0%
			Redemption Amount =		114.0%

Example 5:   HUF, INR and MXN, appreciate relative to their Initial Currency Rates while BRL, IDR and TRY depreciate relative to their Initial Currency Rates, resulting in a Basket Value of 0.0073, which is greater than zero but less than 0.12, and therefore an Additional Amount of 14.0%, and a Redemption Amount of 114%, times the principal amount of the notes.

Reference Currency	Initial Currency Rate (on Trade Date)	Weighting	Initial Currency Amount	Settlement Rate (on Valuation Date)	Initial Currency Am Divided by Settlement
BRL	2.1281	30%	0.6384	2.2771	0.2804
HUF	196.220	20%	39.2440	172.674	0.2273
IDR	9080.00	20	1816.00	9988.00	0.1818
INR	44.24	10	4.4240	39.82	0.1111
MXN	10.9645	15	1.6447	10.3066	0.1596
TRY	1.4180	5	0.0709	1.5031	0.0472
USD	1.0000	-100	-1.0000	1.0000	-1.0000

			Basket Value =		0.0073
			Additional Amount =		14.0
			Redemption Amount =		114.0

Example 6: BRL, HUF, IDR  and INR, appreciate relative to their Initial Currency Rates while MXN and TRY depreciate relative to their Initial Currency Rates, resulting in a Basket Value of 0.1287, which is greater than 0.12, and therefore an Additional Amount of 15.3%, and a Redemption Amount of 115.3%, times the principal amount of the notes

					Hypothetical Initial
	Hypothetical Initial		Hypothetical	Hypothetical Settlement	Currency Amount Divided by
	Currency Rate		Initial Currency	Rate	Hypothetical
Reference Currency	(on Trade Date)	Weighting	Amount	(on Valuation Date)	Settlement Rate
BRL	2.1281	30%	0.6384	1.7663	0.3615
HUF	196.220	20%	39.2440	170.711	0.2299
IDR	9080.00	20%	1816.00	8172.00	0.2222
INR	44.24	10%	4.4240	37.60	0.1177
MXN	10.9645	15%	1.6447	11.0741	0.1485
TRY	1.4180	5%	0.0709	1.4464	0.0490
USD	1.0000	-100%	-1.0000	1.0000	-1.0000

		Basket Value =			0.1287
		Leverage =			150%
		Additional Amount = 14% + (150% * [0.1287-0.12]) =			15.3%
		Redemption Amount =			115.3%

Example 7: HUF, INR  and TRY, appreciate relative to their Initial Currency Rates while BRL, IDR and MXN depreciate relative to their Initial Currency Rates, resulting in a Basket Value of -0.0353, and, because the Basket Value is less than 0, an Additional Amount of zero and a Redemption Amount of 100% (the return of principal invested, with no additional return).

					Hypothetical Initial
	Hypothetical Initial		Hypothetical	Hypothetical Settlement	Currency Amount Divided by
	Currency Rate		Initial Currency	Rate	Hypothetical
Reference Currency	(on Trade Date)	Weighting	Amount	(on Valuation Date)	Settlement Rate
BRL	2.1281	30%	0.6384	2.4473	0.2609
HUF	196.220	20%	39.2440	172.674	0.2273
IDR	9080.00	20%	1816.00	9988.00	0.1818
INR	44.24	10%	4.4240	40.70	0.1087
MXN	10.9645	15%	1.6447	12.2802	0.1339
TRY	1.4180	5%	0.0709	1.3613	0.0521
USD	1.0000	-100%	-1.0000	1.0000	-1.0000

		Basket Value =			-0.0353
		Redemption Amount =			100.0%